FORM 6-K
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934



For the month of November, 2003

Commission File Number 1-15224



                        Energy Company of Minas Gerais
           --------------------------------------------------------
                (Translation of registrant's name into English)


                            Avenida Barbacena, 1200
                30190-131 Belo Horizonte, Minas Gerais, Brazil
           --------------------------------------------------------
                   (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                Form 20-F      X            Form 40-F
                           ---------                   ----------


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes                            No           X
                           ---------                   ----------



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                                                         CEMIG
                                                   A Melhor Energia do Brasil.







                         Cemig : Growth and Prospects



                            Mr. Wilson Nelio Brumer

                                   Chairman

                              Board of Directors

2                                                                        CEMIG
                                                   A Melhor Energia do Brasil.

Disclaimer



o Certain statements contained in this presentation are "Forward-Looking Statements" within the meaning of the US Securities Laws, and are thus prospective and subject to risks and uncertainties. "Forward-Looking Statements" are matters that are not historical facts and are beyond our control. For a discussion of risks and uncertainties as they relate to us, please refer to our 2002 Form 20F, and in particular Item 3 under "Key information - Risk Factors".









                        All figures comply with BRGAAP

3                                                                        CEMIG
                                                   A Melhor Energia do Brasil.

Key Issues



     Streamlined Operations

o    New Strategic Directives

o    Corporate Governance

o    Growth and Goals

o    Regulatory Review









                        All figures comply with BRGAAP

4    Streamlined Operations                                              CEMIG
                                                   A Melhor Energia do Brasil.

Keys to our Success

o    Unchanged business focus

o    Low risk business model

o    Pursue financial strength

o    Careful evaluation of non-regulated business opportunities

o    Highest standards of Corporate Governance and integrity









                        All figures comply with BRGAAP

5     Streamlined Operations                                                                                                  CEMIG
                                                                                                        A Melhor Energia do Brasil.

Regulated business assets are the Major Part of CEMIG

                                 ---------------------------------------------
                                |    CEMIG                                    |
                                |    Compania Energetica de Minas Gerais      |
                                 ---------------------------------------------
                                                        |
  -------------------------------------------------------------------------------------------
 |                                                                                           |
 |                                                      ----------------------------------------------------------------
 |                                                     |                                     |                          |
 |   -------------------                      ---------------------               ---------------------       ---------------------
 |  |  Electric Energy  |                    |    Natural Gas      |             |  Telecommunication  |     |     Efficientia     |
  - |                   |                    |    Distribution     |             |                     |     |                     |
     -------------------                      ---------------------               ---------------------       ---------------------
      |                                                |                                     |
      |  ------------------------------      ------------------------------      ------------------------------
      | |         Non-regulated        |    |          Investment          |    |          Investment          |
       -|          Investment          |    |        R$ 92 million         |    |        R$ 250 million        |
      | |        R$ 301 million        |    |            GASMIG            |    |          Empresa de          |
      | |                              |    |                              |    |         Infovias S.A.        |
      | |                              |    |                              |    |                              |
      |  ------------------------------      ------------------------------      ------------------------------
      |   |                                                                                  |
      |   |  ----------------------                                                  ---------------------
      |    -|      Sa Carvalho     |                                                |      W@y TV         |
      |   | |                      |                                                |                     |
      |   |  ----------------------                                                  ---------------------
      |   |  ----------------------
      |    -|       Ipatinga       |
      |   | |                      |
      |   |  ----------------------
      |   |  ----------------------
      |    -|      Horizontes      |
      |   | |                      |
      |   |  ----------------------
      |   |  ----------------------
      |    -|     UTE Barreiro     |
      |   | |                      |
      |   |  ----------------------
      |   |  ----------------------
      |   | |      Cemig PCH       |                               Cemig owns:
      |    -|                      |                               o   100% of the electric energy business,
      |      ----------------------                                o   95% stake in Gasmig and
      |                                                            o   99% stake in Infovias
      |  ------------------------------
      | |        Public Service        |
       -|                              |
      | |             PPE              |
      | |       R$ 7.322 million       |
      |  ------------------------------
      |   |
      |   |  ----------------------
      |   | |    Power Plants      |
      |    -|                      |
      |   |  ----------------------
      |   |  ----------------------
      |   | |  Transmission Grid   |
      |    -|                      |
      |   |  ----------------------
      |   |  ----------------------
      |    -| Distribution Network |
      |     |                      |
      |      ----------------------
      |
      |  ------------------------------
      | | Power Plants under Consortia |
       -|         Investment           |
        |       R$ 701 million         |
         ------------------------------


                                                   All figures comply with BRGAAP

6     Streamlined Operations                                             CEMIG
                                                   A Melhor Energia do Brasil.

Minas Gerais State is the Majority Shareholder



         [GRAPHIC SHOWING SHARE OWNERSHIP AS OF JUNE 30, 2003 OMITTED]













Outstanding shares                                             162,153,819,025
              ON                                                70,874,167,923
              PN                                                91,279,651,102
              ADR (as of June 30th 2003)

                        All figures comply with BRGAAP

7     Streamlined Operations                                             CEMIG
                                                   A Melhor Energia do Brasil.

Cemig Has a Low-risk Business Structure



o    Cost-efficient generating assets                               o     Sizable transmission grid

     o    98% hydropower plant park                                       o     Covers 100% of Minas Gerais

     o    Supply 60 % of the total client                                 o     Installed transformer capacity:
          demand                                                                15,163 MVA

     o    High service continuity                                         o     Transmission grid length:  4.872 km

     o    Lowest operating cost in the industry                     o     Largest electricity distribution market share

     o    Sixth-largest generating capacity in Brazil                     o     Supplies 96% of electricity in MG

          o    Installed Capacity:                                        o     5.7 million client base
               5,742 MW, 7.01% market share
                                                                          o     Sales represent 12.3% of country's
          o    Effective capacity:                                              total electricity consumption
               3,330 MW
                                                                          o     Distribution network length
          o    Transformer capacity:
               6,145 MVA                                                        o     Subtransmission:  16,361 km

                                                                                o     Urban and rural distribution
                                                                                      grid:  334,161 km


                                             All figures comply with BRGAAP

8     Streamlined Operations                                                                                                 CEMIG
                                                                                                       A Melhor Energia do Brasil.

A Profitable Quarter



----------------------------------------------------------------------------------------------------------------------------------
                                                    Values in million of Reais
----------------------------------------------------------------------------------------------------------------------------------
                                                     2003                                             2002
------------------------------ -------------------------------------------- ------------------------------------------------------
                                  Year to Date      2nd Q.        1st Q.        Year      Year to Date     2nd Q.        1st Q.
------------------------------ ---------------- ------------- ------------- ------------ -------------- ------------ -------------
Net Revenue                             2,544         1,456         1,088         5,119        2,282          1,043        1,239
------------------------------ ---------------- ------------- ------------- ------------ -------------- ------------ -------------
Operating Expenses                     (2,113)       (1,148)         (965)       (4,593)      (1,917)          (954)        (963)
------------------------------ ---------------- ------------- ------------- ------------ -------------- ------------ -------------
EBIT                                      431           308           123           525          365             89          276
------------------------------ ---------------- ------------- ------------- ------------ -------------- ------------ -------------
EBITDA                                    712           449           263         1,076          635            227          408
------------------------------ ---------------- ------------- ------------- ------------ -------------- ------------ -------------
Financial Result                          431           273           158          (616)        (308)          (374)          66
------------------------------ ---------------- ------------- ------------- ------------ -------------- ------------ -------------
Non-Operating Result                      (13)           (4)           (9)          (27)         (14)            (7)          (7)
------------------------------ ---------------- ------------- ------------- ------------ -------------- ------------ -------------
Extraordinary Loss                  -                -             -             (1,045)      (1,045)        (1,045)      -
------------------------------ ---------------- ------------- ------------- ------------ -------------- ------------ -------------
Income Tax, Social
Contribution and Deferred
Income Tax                               (314)         (194)         (120)          (71)         (22)            93         (115)
------------------------------ ---------------- ------------- ------------- ------------ -------------- ------------ -------------
Interest on Capital Reversal        -                -             -                220          120            120       -
------------------------------ ---------------- ------------- ------------- ------------ -------------- ------------ -------------
Minority Interest                   -                -             -                 12            9              9       -
------------------------------ ---------------- ------------- ------------- ------------ -------------- ------------ -------------
------------------------------ ---------------- ------------- ------------- ------------ -------------- ------------ -------------


Net Income                                535           383           152        (1,002)        (895)        (1,115)         220
------------------------------ ---------------- ------------- ------------- ------------ -------------- ------------ -------------





                                                  All figures comply with BRGAAP


9     Streamlined Operations                                             CEMIG
                                                   A Melhor Energia do Brasil.

Quarterly Retail Sales Decreased 2% YoY
o    Total quarterly retail sales dropped 2% YoY        [BAR CHART SHOWING QUARTERLY RETAIL SALES
                                                         FOR THE FIRST, SECOND, THIRD AND FOURTH QUARTERS
o    Weak residential consumption:                       OF 2002 AND THE FIRST AND SECOND QUARTERS OF 2003
                                                         OMITTED.]
     -        Down 0.4% 2Q03 over 2Q02
     -        Down 4.8% 2Q03 over 1Q03

o    YoY quarterly industrial consumption down
     3.4% due to clients with power projects.



     [BAR CHART SHOWING QUARTERLY INDUSTRIAL CONSUMPTION      [BAR CHART SHOWING QUARTERLY RESIDENTIAL
     FOR THE FIRST, SECOND, THIRD AND FOURTH QUARTERS OF      CONSUMPTION FOR THE FIRST, SECOND, THIRD AND FOURTH
     2002 AND THE FIRST AND SECOND QUARTERS OF 2003           QUARTERS OF 2002 AND THE FIRST AND SECOND QUARTERS
     OMITTED]                                                 OF 2003 OMITTED.]


                        All figures comply with BRGAAP


10    Streamlined Operations                                                                                                 CEMIG
                                                                                                       A Melhor Energia do Brasil.

Cemig Has Extremely Solid Fundamentals

o    Strong cash flow                                           o     Low leverage

     o    Six-month EBITDA of R$ 711 million                          o     Debt-to-equity ratio is 33%

     o    Six-month EBITDA margin                                     o     Debt maturity
          up to 28%
                                                                            o     Short-term (12 months):
     o    Growing operating income:                                               R$ 680 million
          18% up from R$ 365 million
                                                                            o     Long-term:
                                                                                  R$ 2,494 million

----------------------------------------------------------------------------------------------------------------------------------
                                              2003
                       ---------------------------------------------                                              Outstanding Debt
         Debt              Paid          To Mature        TOTAL          2004           2005       Beyond 2005  as of June 30 2003
---------------------- ------------- --------------- --------------- ------------- -------------- ------------- ------------------

---------------------- ------------- --------------- --------------- ------------- -------------- ------------- ------------------
Foreign Currency          207,534         298,176         505,710       623,240       170,727        341,299       1,433,442
---------------------- ------------- --------------- --------------- ------------- -------------- ------------- ------------------

---------------------- ------------- --------------- --------------- ------------- -------------- ------------- ------------------
Local currency            113,937          74,853         188,790       151,615       626,358        857,497       1,710,323
---------------------- ------------- --------------- --------------- ------------- -------------- ------------- ------------------

---------------------- ------------- --------------- --------------- ------------- -------------- ------------- ------------------
Total                     321,471         373,029         694,500       774,855       797,085      1,198,796       3,143,765
---------------------- ------------- --------------- --------------- ------------- -------------- ------------- ------------------

     Values in R$ thousand




                                                  All figures comply with BRGAAP

11    Streamlined Operations                                                                                                   CEMIG
                                                                                                         A Melhor Energia do Brasil.

Outstanding Debt as of June 30, 2003




 [BAR CHART COMPARING EBITDA, DEBT AND NET REVENUE IN 1998, 1999, 2000, 2001, 2002 AND THE FIRST HALVES OF 2002 AND 2003 OMITTED]


                                                                                         ------------------------------------------
The goals of the restructuring plan are to:                                             |                                          |
                                                                                        |      Outstanding Debt                    |
o    Reduce FX debt                                                                     |      ----------------                    |
                                                                                        |                                          |
o    Extend the term of the local debt                                                  |   R$ million         6/30/03     6/30/02 |
                                                                                        |                                          |
o    Hedge short-term FX debt.                                                          |      . Domestic       1.710       1.704  |
                                                                                        |                                          |
Ratios are in the historical levels:                                                    | |--  . Foreign        1.434       1.787  |
                                                              Jun 03          Dec 03    | |                                        |
Net Debt/EBITDA:                                                2.8            1.5      | |--> US$ Million        478         550  |
EBITDA/Interest:                                                3.6            5.7      |                                          |
                                                                                         ------------------------------------------

                                                   All figures comply with BRGAAP

12    Streamlined Operations                                                                                               CEMIG
                                                                                                     A Melhor Energia do Brasil.

Addressing Cash Flow Management


                                                      ----------------------------------------------- ------------ -------------
                                                                          Description                   6 mo 03      6 mo 02
Liquidity is a concern:                               ----------------------------------------------- ------------ -------------
                                                      1 - Operating Activities                             513          244
    --    Short-term loans                            Net Income (Loss)                                    535         (895)
                                                      Depreciation and Amortization                        262          258
          o   Maturing debt rollover                  Extraordinary Revenue for Rationing Loss               0         (261)
                                                      Energy Purchased on MAE                              (24)         (32)
          o   Short-term hedge transactions           Energy Purchased at Spot Market                        0           43
                                                      Net Asset Disposal                                    21           11
    --    BNDES CVA-related loan still pending        Equity Income                                        (15)          (0)
                                                      Long-term Interest and Monetary Variation           (426)          34
    --    Tight cash flow management                  Defered Income Tax and Contribution                   87          (87)
                                                      Loss Provision                                        47           20
    --    Curb expenditures                           CRC Loss Provision                                     0        1,045
                                                      Post-employment Obligations                           24          108
                                                      2 - Changes in Current Assets                       (140)        (259)
                                                      3 - Changes in Current Liabilities                   180          238
                                                      4 - Cash Provided by Operating Activities            553          224
                                                      5 - Financing Activities                             119          (30)
                                                      Proceeds of New Debt                                 407          148
                                                      Debt Repayment                                      (321)        (214)
                                                      Special Obligations                                   33           67
                                                      Advanced Sales                                        (0)         (30)
                                                      Dividends and Interest on Equity                      (0)          (0)
                                                      6 - Total Cash Available                              672         194
                                                      7 - Investment Activities                             525         468
                                                      Investments                                           180         224
                                                      PP&E                                                  345         245
                                                      8 - Net change of cash                                147        (275)
                                                      At the Beginning of the Year                           50         642
                                                      On June 30, 2003                                      197         368
                                                      Total Cash Available                                  147        (274)
                                                      ----------------------------------------------- ------------ -------------


                                                 All figures comply with BRGAAP

13                                                                       CEMIG
                                                   A Melhor Energia do Brasil.

Key Issues

o    Streamlined Operations

     New Strategic Directives

o    Corporate Governance

o    Growth and Goals

o    Regulatory Review







                        All figures comply with BRGAAP

14     New Strategic Directives                                                                                        CEMIG
                                                                                                 A Melhor Energia do Brasil.

Strategic Directives

Key strategy: deliver sustainable growth and add value to current shareholder investment through:

o    Portfolio analyses                                          o        Corporate Governance best practices

     -    Reviewing business plans                                        -    Focus on the shareholders' long-term interest
          o     Internal business value                                   -    New dividend policy
          o     Size business to market reality                                o     Higher dividend yield

     -    Careful business opportunity evaluation                o        Performance management

o    Target setting                                                       -    Performance monitoring
                                                                          -    Evaluation of business enablers
     -    Streamline operations                                                o     Training program
     -    Reduce WACC                                                          o     Technology
     -    Focus on total shareholder value                                -    Balanced scorecard

o    Business organization

     -    Improve core competency

          o     Strengthen relationships with customers


                                               All figures comply with BRGAAP

15                                                                       CEMIG
                                                   A Melhor Energia do Brasil.

Key Issues

o     Streamlined Operations

o     New Strategic Directives

      Corporate Governance

o     Growth and Goals

o     Regulatory Review







                        All figures comply with BRGAAP

16   Corporate Governance                                                                                                 CEMIG
                                                                                                    A Melhor Energia do Brasil.
Corporate Governance as a Cultural Value


o    Understand the market perception                                    o    Board membership

     o    Transparency                                                        o     14 members

     o    Scrutiny                                                                  o     6 members meet independence criteria

     o    Comprehensive IR program                                                  o     PN share holders appointed one member

     o    Guidance                                                            o     Highly educated members in various fields

o    Broaden the investor base                                                      o     Politics

o    Social responsibility                                                          o     Economy

     o    Pursuit of environmentally sound projects                                 o     Business

     o    Universality of service for the concession territory                      o     Accounting

     o    Affordable rates                                                          o     Electricity

o    Dividend policy which meets shareholder interest                               o     Research and Development

o    Continual scanning for global class practices                            o     Strengthened relationship with different
                                                                                    tiers of government


                                                 All figures comply with BRGAAP

17   Corporate Governance                                                CEMIG
                                                    A Melhor Energia do Brasil.
Related Party Transactions



o    Arms length relationship with the majority shareholder

     o    Face problems directly

     o    Seek viable solutions for CRC receivables

          o    Repay dividend-backed contract
               -    Total amount: R$ 837 million
               -    Due in 2003: R$ 117 million
          o Negotiate the accrued contract with Minas Gerais State Government and the Federal Government
               -    Total amount: R$ 1,425 million
          o    Address tax charges


                        All figures comply with BRGAAP

18                                                                       CEMIG
                                                    A Melhor Energia do Brasil.
Key Issues

o    Streamlined Operations

o    New Strategic Directives

o    Corporate Governance

     Growth and Goals

o    Regulatory Review

19   Growth and Goals                                                                                                      CEMIG
                                                                                                     A Melhor Energia do Brasil.
Drivers of Value Creation at CEMIG
------------------------------------------------------------------ ------------------------------------- -----------------------
Drivers                                                              Six months ending June 30, 2003            Change YoY
------------------------------------------------------------------ ------------------------------------- -----------------------
Operating Income (R$ million)                                                      431
------------------------------------------------------------------ ------------------------------------- -----------------------
Retail Sale Revenue Growth (%)                                                      29
------------------------------------------------------------------ ------------------------------------- -----------------------
Free Cash Flow (R$ million)                                                        197
------------------------------------------------------------------ ------------------------------------- -----------------------
WACC (%)                                                                            14
------------------------------------------------------------------ ------------------------------------- -----------------------
Total Shareholder Value (%)                                                        4.7
------------------------------------------------------------------ ------------------------------------- -----------------------
Market Capitalization (R$ million)                                                3,901
------------------------------------------------------------------ ------------------------------------- -----------------------
EBITDA Margin (%)                                                                   28
------------------------------------------------------------------ ------------------------------------- -----------------------
Customer Satisfaction Index (%)                                                    71.1
------------------------------------------------------------------ ------------------------------------- -----------------------
Sales to Final Consumers as % of Total Sales                                       91.1
------------------------------------------------------------------ ------------------------------------- -----------------------
Electricity Distribution Market Share (%)                                         12.15
------------------------------------------------------------------ ------------------------------------- -----------------------


                                                 All figures comply with BRGAAP

20   Growth and Goals                                                    CEMIG
                                                   A Melhor Energia do Brasil.
Scenario for CEMIG's EBITDA from 2003 to 2008



                                                      -----------------------
            [EBITDA GRAPHIC OMITTED]                 |  Average yearly       |
                                                     |  consumption          |
                                                     |  growth ranging       |
                                              -----> |  from 1% to 3%        |
                                                     |  causes expressive    |
                                                     |  impacts on the       |
                                                     |  Company's results.   |
                                                      -----------------------








Prices as of June 2003
Additional rate recovery of 10%                                 See disclaimer
Deferred CVA and rate revision in 2008


                        All figures comply with BRGAAP

21   Growth and Goals                                                    CEMIG
                                                   A Melhor Energia do Brasil.

Strategic Actions to Meet Shareholder Long-term Interest



                              [GRAPHIC OMITTED]














                                                                See disclaimer



                        All figures comply with BRGAAP

22   Growth and Goals                                                                                                         CEMIG
                                                                                                        A Melhor Energia do Brasil.
Capital Expenditure


                                                                                                     o Expand generating capacity
                                4-year Plan Amounts to R$4.2 Billion                                   over the next 3 years by 10%
                                ------------------------------------                                   to replace electricity
                                                                                                       purchase contract expiring
--------------------------------------------------------------------------------------------------     in the same period.
               Items             Actual                            Estimated
------------------------------ ------------- -----------------------------------------------------   o Connect another 200,000 new
                                   2002          2003          2004          2005          2006        clients per year
------------------------------ ------------- ------------- ------------- ------------- -----------
Power Projects                       448           434           351           216            97        o Achieve 100% penetration
Transmission                          76            95            99           252           308          in rural areas in 3 years
Subtransmission                       79            48            64           161           186
Distribution *                       248           215           411           446           431     o Improve transmission grid
Other Facilities                      35            31            66            44            38       reliability
Non-electric Facilities              189            75            53             4             4
Total afforded by Cemig            1,074           898         1,045         1,123         1,064        o Reduce outages in number
                                                                                                          and duration

------------------------------ ------------- ------------- ------------- ------------- -----------   o Reduce energy losses
Expansion Afforded by
                                                                                                     o In all cases, return must be
Consumers                             76            84                                                 greater than WACC

TOTAL                              1,150           982         1,045         1,123         1,064
------------------------------ ------------- ------------- ------------- ------------- -----------

o Funds to finance part of distribution expansion will come from Federal Government and Eletrobras.

Values in millions of reais                                                          See disclaimer


                                                  All figures comply with BRGAAP

23                                                                       CEMIG
                                                   A Melhor Energia do Brasil.
Key Issues

o    Streamlined Operations

o    New Strategic Directives

o    Corporate Governance

o    Growth and Goals

     Regulatory Review


                        All figures comply with BRGAAP

24                                                                       CEMIG
                                                   A Melhor Energia do Brasil.
CEMIG has Adopted a Cooperative Approach

Summary of the proposal disclosed by the Federal Government

The major objectives are to:

o    ensure a sustainable growth for the generating capacity

o    rate affordability

Key aspects:

o    Creation of a "Virtual Pool"

     -    Execution of the capacity auctions
     -    Coordination of the distributors' power purchase agreement

o    Vertical separation of the distribution business

o    Federal Government-driven long-term planning

     -    Long-term generating capacity growth forecast

o    Bidding process for new power plants based on lower price

o    Roles of free customer and independent power producer lose substance

                        All figures comply with BRGAAP

25                                                                                                                           CEMIG
                                                                                                       A Melhor Energia do Brasil.
Proposed Regulatory Framework


------------------------------------------------------------------------------- --------------------------------------------------
Generation                                                                      Distribution

Benefits

     -    Long-term contracts                                                       -    No competition for free consumers
     -    Lowest revenue bid-based concession auction                               -    Guarantee of energy cost pass-through
     -    Capacity auctions
     -    No operating risks
     -    Higher capacity reserve

Threats

     -    Price review every 5 years                                                -    No self dealing
     -    New inflation adjustment index                                            -    Penalties on poor demand forecast
     -    Poor credit quality of the distributors                                   -    Higher price for electricity purchased
     -    Penalties on poor asset operation                                         -    Guarantees pledged on energy contracts
     -    Concession expiration                                                     -    Delinquency risk taken by distributors
------------------------------------------------------------------------------- --------------------------------------------------


                                                  All figures comply with BRGAAP

26                                                                       CEMIG
                                                   A Melhor Energia do Brasil.
Keys to our Success

o    Unchanged business focus

o    Low-risk business model

o    Pursue financial strength

o    Careful evaluation of non-regulated business opportunities

o    Highest standards of Corporate Governance and integrity







                        All figures comply with BRGAAP

27                                                                                                          CEMIG
                                                                                      A Melhor Energia do Brasil.

Committed to the Best Practices of Corporate Governance



[CIG LISTED NYSE LOGO]          [LEVEL 1 BOVESPA LOGO]          [DOW JONES SUSTAINABILITY INDEXES LOGO]

[LATIBEX LOGO]                                                  [INSTITUTIONAL INVESTOR LOGO]


o    BOVESPA Level I:  CMIG3 and CMIG4                          Best Corporate Governance
o    NYSE Level II ADR:  CIG                                    In Latin America for Electric
o    Latibex:  XCMIG                                            Utilities
o    Dow Jones Sustainability Index 2000, 2001 and 2002


                                         All figures comply with BRGAAP

                                  Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 COMPANHIA ENERGETICA DE MINAS
                                 GERAIS - CEMIG




                                 By:  /s/ Flavio Decat de Moura
                                     --------------------------------
                                       Name:  Flavio Decat de Moura
                                       Title: Chief Financial Officer
                                              and Investor Relations Officer




Date:      November 10, 2003